300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

July 27, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Edwin Kim
Larry Spirgel

Re:	PowerSchool Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 19, 2021
File No. 333-255067

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, PowerSchool Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July [27], 2021, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the caption and number of the comment (which are reproduced below in italics). For your convenience, copies of the Registration Statement will be emailed to the Staff, and those copies will be marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 submitted to the SEC on July 19, 2021. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing  Boston  Dallas  Hong Kong  Houston  London  Los Angeles   Munich  New York  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

July 27, 2021

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 24

1.

Please revise to reconcile your pro forma non-GAAP measures for the year ended December 31, 2020 and the three months ended March 31, 2021 to the most directly comparable GAAP measure, which may be a pro forma measure. Please refer to Question 101.05 of our Non-GAAP Compliance and Disclosure Interpretations.

Response

In response to the Staff’s comment, the Company has added the requested reconciliations on pages 92 and 93 of the Prospectus.

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Securities and Exchange Commission

July 27, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:	Hardeep Gulati
PowerSchool Holdings, Inc.

Daniel J. Bursky, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP